

OFFERING MEMORANDUM

facilitated by



FROG JUICE INC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	FROG JUICE INC
State of Organization	TN
Date of Formation	03/15/2018
Entity Type	Other
Street Address	2617 E Broadway Ave, Maryville TN, 37804
Website Address	www.frogjuicekombucha.com

(B) Directors and Officers of the Company

Key Person	Carrie Greishaw
Position with the Company	
Title	Owner & Founder
First Year	2014
Other business experience (last three years)	ADDITIONAL EMPLOYMENT INFORMATION: • **Decor/Music Festival Production:** (BlackThorn Productions, 06 & 07/2017, 06 & 07/2018, and 06 & 07/2019) - VIP Decor for the entire Electric Forest music festival in Rothbury, MI. My role was to execute the design team's vision for a large scale music festival venue utilizing my many fabrication skills. I also managed the VIP artist's hospitality services in 2019 for this same crew. • **Decor/Music Festival Production:** (Ariel Heinen, 09/2018 and 09/2019) - VIP Decor for Riot Fest music festival in Chicago, IL. My role was to execute the design team's vision for the VIP areas and artist's dressing room decor at a large scale music festival venue utilizing my many fabrication skills.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Carrie Greishaw	100%

(D) The Company's Business and Business Plan

The Opportunity

Frog Juice is seeking funding to expand brewing operations and distribution as well as open a wellness center which will ultimately become a tasting room and boutique hotel once the threat of Covid-19 subsides. This expansion will not only help meet an ever increasing demand, but also serve as a template for satellite locations for which partnerships have already been established. In addition to being well situated to reap the benefits of the booming tourism market in East Tennessee, the boutique hotel will also house a tasting room, host health focused retreats, and provide education opportunities on environmental responsibility.

About The Owner

Founded by "Frog" Greishaw in 2014 and originally located in Chicago, Frog Juice relocated brewing operations to Knoxville in 2017. The business has continued to grow in both markets, and product offerings now include a variety of kombucha flavors, jun tea, and fire cider; each with their own unique health benefits.

Over her 20 years of hospitality experience and 9 years of kombucha brewing experience, Frog has built relationships with countless artisans and experts. She has recruited team members with intentionality for this well-curated project, with the vision for enriching this community and has set her sights toward rippling this vision globally. Frog Juice is located in Knoxville, TN and products are distributed throughout the surrounding area, as well as Chicago, IL, where the business was founded. Frog Juice, Inc. sources high quality, organic ingredients, often through partnerships with local farmers to ensure product quality and support the growing local economy. As the only kombucha brewery within two hours of Knoxville, Frog Juice is on track to gain a foothold as the primary kombucha supplier with restaurants and retailers in the area. A combination of outsourcing distribution and establishing new brewing locations in several different regions will allow for further expansion over the years.

As the business has grown and the ethos of the company has evolved, Frog identified an opportunity to contribute more to the community by opening The Denton Hotel. As the global economy has thrived from planned obsolescence and single use plastics and textiles, the environment has suffered immensely. Repurposing this building is a fantastic way to become an example of better building practices for our local community and guests. The Denton Hotel will allow Frog Juice, Inc. to open a tasting room and full-service bar and expand brewing capacity immediately to 31,000 gallons, and later to 150,000 gallons. The Denton will function as a hotel in the booming tourism economy of East Tennessee as well as a gathering place for the local community.

Market Research & Strategy

Healthy Beverage Industry

Studies suggest the Compound Annual Growth Rate of the global kombucha market will expand at 23 to 25 percent to reach a global market size of $5.45 billion by 2025.1 In 2018 sales of kombucha reached more than $525 million, comprising more than two-thirds of the "enhanced beverage" market.2

There is limited publicly available information on this industry in the state of Tennessee because the market demand for Kombucha in the region is still in the early stages of growth.

Regional Tourism

Please note that this research was completed prior to the COVID19 pandemic; however, we anticipate that the research is still relevant as it reflects the potential of tourism in our area as the industry recovers.

For overall visitation, Tennessee placed among the Top 10 travel destinations in the U.S. for the fourth consecutive year. The state experienced 113.6 million person stays in 2017, an increase of 3.3% over 2016. Direct domestic and international travel expenditures are currently at an all-time record-high of $19.3 billion, a 4.7 percent increase over 2015, as reported by the U.S. Travel Association.3

The Tennessee Department of Tourism reports the following information regarding visitors to Tennessee4:

● Tennessee's total visitation was 113.6 million person-stays, a 3.4 percent increase over 2016.

● Tennessee continues to rank in the top 10 destinations in the United States.

● Fall (29% of visitors) and summer (28%) were dominant travel seasons, but also saw strong travel in spring (24%).

● Tennessee hosted visitors an average of 2.00 nights (total travel), down from 2.15 nights in 2016.

● Leisure visitors averages: length of stay was 2.15 days, travel party size was 2.12, and spend was $469.

● Average drive distance: 100 miles or less.

● Tennessee was the largest origin market, followed by Mississippi, Kentucky, Georgia and Alabama.

● The dominant travel parties are one adult and a male/female couple.

● The daily per person spending amount was $120 and the average spend per trip was $420.

● Shopping, culinary/dining, visiting friends/relatives, national/state parks, touring/sightseeing and historic sites remain the most popular activities.

Financial Plan

The following projections and pro forma financial statements are presented as combined statements for Frog Juice Kombucha and The Denton Hotel. They include a pro forma balance sheet, startup capital required, revenue projections, cash flow, and payroll expenses. Financial statements for Frog Juice, Inc. are presented for years one through five starting in 2021.

To summarize, The Denton Hotel will market this property as a boutique hotel and feature a tasting room with an attached kombucha brewery. Contingent on the property purchased, more significant renovations may be necessary before opening the hotel and tasting room. The initial brewing capacity is projected to suit our needs for at least three years of growth. The long-term capacity of The Denton would be limited by the acreage and infrastructure of the property; however, plans to partner with businesses in other regions of the country would allow for satellite brewing locations while keeping distribution costs low.

Revenue streams for Frog Juice are calculated according to each product's projected production capacity, current product sales percentages, and unmet demand. Due to the high cost of production, JUN Tea will only be produced for hybrids and current customers until more affordable ingredient sources are found or demand significantly increases. Minimal revenue is also expected from event bookings for the boochmobile. While these events may not be highly profitable, the value in terms of marketing and exposure are expected to bring high returns.

The Denton will have a variety of revenue streams in addition to guest room bookings. Revenue from guest rooms are calculated based on the average occupancy rates for lodging businesses in this area starting with their first year: year one at 45% occupancy, year two at 55% occupancy, and year three and beyond at 70% occupancy which is the average for this region. Other hotel revenue streams such as event attendance, truck vendor commissions, and breakfast and gift shop sales were calculated with these occupancy rates in mind. In particular, volumes for breakfast and gift shop sales were calculated to be 15% and 20% lower than the occupancy rate respectively. This does not take into account tasting room visitors making purchases in the gift shop or any revenue made from other breakfast.

Pool revenue streams include: pool membership, general pool admission, pool events, and pool bar sales. Pool memberships will be offered at several different tiers with different amenities offered at each tier. General pool admissions are estimated at a $2 increase from other public pools in the area which are majority city owned and operated and charge $3. Revenue from pool event admissions were calculated based on typical cover charges at other nightlife locations in the area. Pool bar sales were estimated based on an average ticket price of $10 per guest. Each of these revenue streams were estimated according to a percentage of the maximum occupancy of the pool that is 5-10% lower than the projected hotel occupancy rate and 98 days during pool season. Pool bar revenue projections also take into consideration that the pool bar can remain open beyond pool season to offer more outdoor seating during acceptable weather.

(E) Number of Employees

The Company currently has 4 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	September 30, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Space Buildout	$30,000	$150,000
Production Equipment	$17,000	$85,000
Mainvest Compensation	$3,000	$15,000
TOTAL	$50,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.5 - 2.5%[2]
Payment Deadline	2026-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.5 x
Sharing Start Date	The first day after disbursement that the Company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.43%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.5% and a maximum rate of 2.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	0.5%
$100,000	1.0%
$150,000	1.5%
$200,000	2.0%
$250,000	2.5%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Common Stock
Number of Shares Issued	1
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	These securities have voting rights
How these securities differ from the revenue sharing notes being offered to investors	Common Stocks are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Carrie Greishaw	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Lending Club	$8,938	14.47%	02/15/2022	
Matthew M.	$10,000	15%	01/01/2021	
Michael S.	$2,000	15%	01/01/2021	
Bank of America	$14,752	16.9%	02/15/2021	
Syncrony Bank	$7,322	23.9%	05/20/2021	
Chase	$4,747	18.9%	05/10/2021	
Capital One	$5,733	17.9%	05/11/2021	
Ben and Sue G.	$20,000	0%	06/03/2025	
Isaac H.	$11,500	0%	03/03/2022	

Debt repayment plans can be reviewed in the financial section of the complete business plan.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Forecasted milestones

Frog Juice Kombucha forecasts the following milestones:

- Secure property in Knoxville, TN by September, 2020.
- Hire for the following positions by June, 2020: Brewery Support
- Achieve $4 Million in revenue per year by 2025.
- Achieve $2 Million in profit per year by 2025.

Other Outstanding Debt

As of July 1, 2020, Frog Juice has debt of $85,892 outstanding and a cash balance of $8,493.68. This debt is sourced primarily from business credit cards and angel investors and will be senior to any investment raised on Mainvest. In addition to the Frog Juice's outstanding debt and the debt raised on Mainvest, Frog Juice may require additional funds from alternate sources at a later date.

Frog Juice Kombucha was organized in May 2014. The Company has filed extensions on its 2018 and 2019 Federal and State corporate tax filings and has not filed the tax returns as of this post. Therefore, there is limited financial information available and a risk the Company will owe money to taxing authorities in the future. 2018 and 2019 tax returns will be made available to investors as soon as they have been filed.

Actions to Increase Efficiency & Decrease Cost

Frog Juice Kombucha has a well established client base in both Knoxville and Chicago that currently provides consistent revenue. Frog Juice has also maintained connections within the hospitality industry in order to increase the numbers of sales accounts once the brewery expansion begins.

In June of 2020 FJK transitioned their products from glass bottles to cans in order to decrease cost of production by 66% as well as decrease labor costs significantly by automating the packing process where possible. This decrease in cost, improved efficiency, as well as the addition of Benjamin Clingner's brewing operations expertise will allow for increased production capacity and more time dedicated to sales calls. This was a significant financial milestone for the company and a necessary catalyst to further growth.

In 2017, brewing operations were moved to East Tennessee to decrease operations cost. Our products are still distributed to existing accounts in Chicago, IL through a local distributor; however, due to the current limitations on brewing capacity, new sales accounts have not been pursued in that area. After the expansion of brewing operations, FJK will pursue connections that have been made with larger accounts both in East Tennessee and the Chicago area. Having realized in 2019 that production capacity of both the location and equipment would soon be reached, FJK shifted focus to attracting investment partners to fund the expansion of the brewery and maintaining existing accounts.

Due to the current economic effects on the hospitality industry (which includes most of FJK's sales accounts), FJK qualified for government disaster aid and was able to pivot sales to include contactless home delivery to consumers. By adding these direct transactions to our sales strategy, FJK was able to maintain sales revenue for the first two quarters of 2020, despite the impacts of COVID-19.

Further financial projections are included in the complete business plan

Tax Information has been submitted to an independent accountant and tax returns will be made available to investors as soon as they have been filed.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

Frog Juice, Inc. **PRO FORMA INCOME STATEMENT**

Revenue		Year 1		Year 2		Year 3		Year 4		Year 5
Revenue	$	1,762,590.70	$	2,348,390.66	$	2,939,924.33	$	3,480,534.83	$	4,039,238.81
(refunds & loss)	$	(52,877.72)	$	(70,451.72)	$	(88,197.73)	$	(104,416.04)	$	(121,177.16)
Total Revenues	**$**	**1,709,712.98**	**$**	**2,277,938.94**	**$**	**2,851,726.60**	**$**	**3,376,118.78**	**$**	**3,918,061.65**

Expenses										
Advertising	$	(8,000.00)	$	(10,000.00)	$	(12,500.00)	$	(15,625.00)	$	(19,531.25)
Revenue Sharing	$	(44,064.77)	$	(58,709.77)	$	(73,498.11)	$	(87,013.37)	$	(100,980.97)
Commissions	$	-	$	(26,713.09)	$	(35,942.88)	$	(50,006.77)	$	(64,192.50)
Cost of goods sold	$	(47,682.44)	$	(536,832.80)	$	(692,190.80)	$	(815,149.80)	$	(879,288.86)
Depreciation	$	(75,994.00)	$	(75,994.00)	$	(80,279.71)	$	(80,280.71)	$	(80,279.71)
Furniture and equipment	$	(10,000.00)	$	(10,000.00)	$	(10,000.00)	$	(10,000.00)	$	(10,000.00)
Insurance	$	(12,196.00)	$	(12,196.00)	$	(12,196.00)	$	(12,196.00)	$	(12,196.00)
Interest expense	$	(15,485.00)	$	(14,684.00)	$	(13,850.00)	$	(12,982.00)	$	(12,078.00)
Maintenance and repairs	$	(12,717.60)	$	(12,717.60)	$	(12,717.60)	$	(12,717.60)	$	(12,717.60)
Office supplies	$	(1,500.00)	$	(1,725.00)	$	(1,983.75)	$	(2,281.31)	$	(2,623.51)
Payroll taxes	$	(71,735.01)	$	(94,404.92)	$	(97,882.10)	$	(100,128.73)	$	(102,442.75)
Business Services	$	(3,000.00)	$	(3,000.00)	$	(3,000.00)	$	(3,000.00)	$	(3,000.00)
Research and development	$	(17,097.13)	$	(22,779.39)	$	(28,517.27)	$	(33,761.19)	$	(39,180.62)
Salaries and wages	$	(472,573.77)	$	(600,604.39)	$	(618,620.42)	$	(637,177.08)	$	(656,290.45)
Software	$	(7,584.00)	$	(7,584.00)	$	(7,584.00)	$	(7,584.00)	$	(7,584.00)
Travel	$	(5,000.00)	$	(6,250.00)	$	(7,812.50)	$	(9,765.63)	$	(12,207.03)
Utilities	$	(43,047.09)	$	(78,846.05)	$	(90,129.22)	$	(99,660.48)	$	(106,235.43)
Web hosting and domains	$	(200.00)	$	(200.00)	$	(200.00)	$	(200.00)	$	(200.00)
Licenses	$	(13,065.00)	$	(3,680.00)	$	(3,680.00)	$	(3,680.00)	$	(3,680.00)
Total Expenses	**$**	**(860,941.81)**	**$**	**(1,576,921.01)**	**$**	**(1,802,584.35)**	**$**	**(1,993,209.67)**	**$**	**(2,124,708.68)**
Net Income Before Taxes	$	848,771.17	$	701,017.93	$	1,049,142.25	$	1,382,909.11	$	1,793,352.97
Income tax expense	$	169,754.23	$	140,203.59	$	209,828.45	$	276,581.82	$	358,670.59
Income from Continuing Operation	**$**	**679,016.93**	**$**	**560,814.34**	**$**	**839,313.80**	**$**	**1,106,327.29**	**$**	**1,434,682.37**
Net Income	**$**	**679,016.93**	**$**	**560,814.34**	**$**	**839,313.80**	**$**	**1,106,327.29**	**$**	**1,434,682.37**

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTORS DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$23,525.18	$0
Cash & Cash Equivalents	$5,874.07	$0
Accounts Receivable	$0	$0
Short-term Debt	$22,790.32	$0
Long-term Debt	$40,438.00	$0
Revenues/Sales	$41,036.00	$0
Cost of Goods Sold	$8,817.54	$0
Taxes Paid	$0	$0
Net Income	$4,328.50	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V